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                             November 24, 2020

       Craig Cecilio
       Chief Executive Officer
       DF Growth REIT II, LLC
       750 B Street, Suite 1930
       San Diego, CA 92101

                                                        Re: DF Growth REIT II,
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted November
2, 2020
                                                            CIK No. 0001824154

       Dear Mr. Cecilio:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Forum Selection Provision, page 10

   1. Both your Investment Agreement and Limited Liability Company agreement refer to courts in California as
an exclusive forum and not Delaware as you indicate in your
                                                        disclosure. Please
revise accordingly. Please disclose clearly whether these exclusive forum provisions apply
to actions arising under the Securities Act or Exchange Act. If so, please also state that
there is uncertainty as to whether a court would enforce such provision.
   2.                                                   We note that Section
12.3 of your limited Liability Company agreement provides that "if such Member is not
otherwise subject to service of process in California, agrees to appoint
 Craig Cecilio
DF Growth REIT II, LLC
November 24, 2020
Page 2
      and maintain an agent in California to accept service, and to notify the Company of the name and address of such agent" and Section 8 of the Investment Agreement contains a similar provision. Please disclose this requirement in your offering circular and explain the consequences of a failure to appoint an agent in California. Add appropriate risk factor disclosure.
Past Performance, page 23

3. We note your disclosure in Exhibit 15.2 regarding the performance of your programs.
      Please tell us how you determined the IRR of 18% for the Balboa Program given you appear to have sold the property at a loss of $80,478.
Fees , page 30

4. Please disclose the estimated dollar amount of acquisition/sponsor fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to
Item 4.B of Industry
      Guide 5.
Signatures, page 59

5. The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and principal accounting officer. Please revise. See Form 1-A Instructions to Signatures.
       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                            Sincerely,
FirstName LastNameCraig Cecilio
                                                            Division of
Corporation Finance
Comapany NameDF Growth REIT II, LLC
                                                            Office of Real
Estate & Construction
November 24, 2020 Page 2
cc:       Mark Roderick, Esq.
FirstName LastName